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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65943

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __02/1/2008__ AND ENDING __01/31/2009__
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Premier Securities of America, Inc.

                OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

                FIRM I.D. NO.

4600 Colony Point
                          (No. and Street)

Suwanee   GA   30024
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Steve Early   770-271-0443
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & Howard, PC
                          (Name – *if individual, state last, first, middle name*)

171 17th Street, Suite 900   Atlanta   GA   30363
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __STEVEN G. EARLY__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __PREMIER SECURITIES OF AMERICA, INC.__ , as of __JANUARY 31__ , 20 _09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

                                                              Signature

CHRIS PURVIS
GWINNETT COUNTY, GEORGIA
My Comm Expires
May 25, 2010
NOTARY PUBLIC

__CEO, CFO, FINOP, EXECUTIVE REP.__
                                                              Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Board of Directors
Premier Securities of America, Inc.

We have audited the financial statements of Premier Securities of America, Inc. at and for the year ended January 31, 2009 and have issued our report thereon, dated March 26, 2009. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our audit would be disclosed. The purposes of our study and evaluation were to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The Company claims exemption from the computation for determination of reserve requirements pursuant to Section (k)(1)(iii) of Rule 15c3-3 of the Securities Exchange Act of 1934 whereby the Company promptly transmits all funds and delivers all securities received in connection with their activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to their customers. We have reviewed the terms and conditions pursuant to Rule 15c3-3 and found the Company in compliance with the exemption requirements.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless, occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate. Our study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation did not disclose any conditions that we believe to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Smith + Howard

March 26, 2009

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
  Premier Securities of America, Inc.

We have audited the accompanying balance sheet of Premier Securities of America, Inc., a wholly owned subsidiary of The Consortium Group, LLC, at January 31, 2009, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Premier Securities of America, Inc. at January 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith + Howard

March 26, 2009

PREMIER SECURITIES OF AMERICA, INC.
BALANCE SHEET
JANUARY 31, 2009

ASSETS

Current Assets
Cash and cash equivalents	$	110,989
Prepaid expenses		2,727
Deferred income taxes (Note 2)		1,212
Total Current Assets		114,928

Property and Equipment, at Cost
Furniture and office equipment		51,725
Accumulated depreciation		(51,725)
		-
	$	114,928

STOCKHOLDER'S EQUITY

Stockholder's Equity
Capital stock, par value $0.01 per share, authorized 25,000 shares,
10,000 shares issued and outstanding	$	100
Additional paid in capital		145,625
Accumulated deficit		(30,797)
		114,928
	$	114,928

The accompanying notes are an integral part of these financial statements.

PREMIER SECURITIES OF AMERICA, INC.
STATEMENT OF INCOME
YEAR ENDED JANUARY 31, 2009

Income		
Fees	$	54,501
Interest income		746
		55,247
Commission Expense		33,893
Operating Expenses		11,172
Net Income Before Provision for Deferred Income Taxes		10,182
Provision for Deferred Income Taxes (Note 2)		2,047
Net Income	$	8,135

The accompanying notes are an integral part of these financial statements.

PREMIER SECURITIES OF AMERICA, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED JANUARY 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at Beginning of Year, as Previously Reported	$ 145,725	$ -	$ (38,932)	$ 106,793
Reclassification	(145,625)	145,625	-	-
Balance at Beginning of Year, as Adjusted	100	145,625	(38,932)	106,793
Net Income	-	-	8,135	8,135
Balance at End of Year	$ 100	$ 145,625	$ (30,797)	$ 114,928

The accompanying notes are an integral part of these financial statements.

PREMIER SECURITIES OF AMERICA, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JANUARY 31, 2009

Cash Flows From Operating Activities		
Cash received from customers	$	54,501
Cash paid to suppliers and employees		(46,087)
Interest received		746
Net Cash Provided by Operating Activities		9,160
Increase in Cash		9,160
Cash and Cash Equivalents at Beginning of Year		101,829
Cash and Cash Equivalents at End of Year	$	110,989
Reconciliation of Net Income to Net Cash Provided by Operating Activities		
Net Income	$	8,135
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Depreciation		1,155
Decrease in prepaid expenses and other current assets		8,350
Decrease in deferred income taxes		2,047
Decrease in accounts payable		(10,527)
Total adjustments		1,025
Net Cash Provided by Operating Activities	$	9,160

The accompanying notes are an integral part of these financial statements.

PREMIER SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Premier Securities of America, Inc. (the Company) is a Georgia Corporation and wholly owned subsidiary of The Consortium Group, LLC, formed in February 2003. The Company is involved in the sale of variable life insurance policies, annuities and mutual funds through a network of registered agents. The Company is registered with the Secretary of State of Georgia, Department of Securities, pursuant to the Investment Advisors Act of 1940.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments having a remaining maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash in bank deposits which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts. As a result of liquidity issues experienced in the global credit and capital markets, it is at least reasonably possible that changes in risks in the near term could occur which in turn could materially affect the amounts reported in the accompanying financial statements.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed by the straight-line method over the assets' estimated useful lives of 5 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. There were no significant components of deferred income taxes as of January 31, 2009, other than net operating loss carryforwards.

Significant components of the provision for deferred income taxes are as follows for the year ended January 31, 2009, all of which related to utilization of net operating loss carryforwards:

Federal	$ 1,436
State	611
	$ 2,047

The Company has net operating loss carryovers of approximately $5,000 available to offset future taxable income which expire if unused in 2022.

The Company has elected to defer the implementation of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, ("FIN 48"). Under FIN 48, any uncertain tax positions will have to be identified and measured, with a corresponding adjustment for any uncertain tax positions that are determined by management to not be more-likely-than-not sustained upon examination by Federal and State taxing authorities. The Company will continue to follow FASB Statement No. 5, Accounting for Contingencies, until it adopts FIN 48.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first year) and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At January 31, 2009, the Company had net capital of $110,989 which was $105,989 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Premier Securities of America, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements of Premier Securities of America, Inc. taken as a whole. The supplementary information presented hereinafter is presented for purposes of additional analysis and to meet specific requirements of the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information (schedules) have been prepared solely for filing with regulatory agencies and are not intended for any other purpose. This supplementary information (schedules) has been prepared in conformity with the accounting practices by the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not intended to be presented in conformity with generally accepted accounting principles.

Smith + Howard

March 26, 2009

PREMIER SECURITIES OF AMERICA, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL AND RECONCILIATION
OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED
COMPUTATION OF NET CAPITAL
YEAR ENDED JANUARY 31, 2009

	UNAUDITED	NET CHANGE INCREASE (DECREASE)	AUDITED
Total ownership equity from balance sheet at January 31, 2009	$ 118,130	$ (3,202)	$ 114,928
Add: liabilities subordinated to claims of general creditors	-	-	-
Deduct: other allowable credits: excess fidelity bond deduction	-	-	-
Total capital and allowable subordinated liabilities and credits at January 31, 2009	118,130	(3,202)	114,928
Deduct: total non-allowable assets from balance sheet at January 31, 2009	(7,141)	3,202	(3,939)
Net capital before haircuts on security positions at January 31, 2009	110,989	-	110,989
Haircuts on securities at January 31, 2009	-	-	-
Net capital at January 31, 2009	$ 110,989	$ -	$ 110,989

There are no material differences between the above computation and the corresponding computation contained in the unaudited FOCUS Report as of January 31, 2009.

PREMIER SECURITIES OF AMERICA, INC.
SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
YEAR ENDED JANUARY 31, 2009

During the year ended January 31, 2009, there were no liabilities subordinated to general creditors.

PREMIER SECURITIES OF AMERICA, INC.
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED JANUARY 31, 2009

Payroll expense	$	1,230
Licenses and permits		2,970
Depreciation		1,155
Professional fees		4,450
Webmail expense		578
Postage and delivery		88
Bank service charges		60
Insurance		641
	$	11,172

·

SMITH & HOWARD

Certified Public Accountants and Advisers

171 17TH STREET, NW
SUITE 900
ATLANTA, GEORGIA 30363
404.874.6244
404.874.1658 *(fax)*
WWW.SMITH-HOWARD.COM

PREMIER SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED JANUARY 31, 2009

with
INDEPENDENT AUDITORS' REPORT